October 31, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
1 Station Plans, N.E., Stop 7010
Washington, D.C. 20549

Attn: Tracey McKoy, Division of Corporation Finance

RE:	American Ecology Corporation Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 0-11688

Ladies and Gentlemen:

American Ecology Corporation (“the Company”) wishes to respond to the comment raised by the staff (the “Staff”) of the Commission in the letter dated October 11, 2006 from Ms. Nili Shah to Mr. Stephen A. Romano. For your convenience, the comment is included in this letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 8 – Closure and Post Closure Obligations, page 45

1.	We note that you early adopted SFAS 143 on January 1, 2002. When looking at the interest rates of your debt during this time, we note that you had a term loan at a variable rate of 3.7% and a fixed rate of 6.9% for notes payable and other. We assume that you used the expected cash flow approach to estimate the fair value of the liability for your asset retirement obligation; as such, you are required to discount the estimated cash flows using a credit-adjusted risk-free rate. Please tell us how you determined that it was appropriate to use a discount rate of 9.3% in determining the fair value of your asset retirement obligation. Refer to paragraphs 8-10 of SFAS 143 for guidance.

Furthermore, you disclose that you adjusted your obligation due to a change in the expected timing of cash expenditures based upon actual and estimated cash expenditures. For upward and downward revisions in the amount of undiscounted estimated cash flows, please tell us the discount rate you used for each revision. Refer to paragraph 15 of SFAS 143 for guidance.

Securities and Exchange Commission
October 31, 2006

Response:

In determining the discount rate used to value the Company’s Closure and Post-Closure Liability (“C/PC”) under SFAS 143, the Company used its “credit-adjusted risk-free interest rate,” for a fixed-term debt instrument with a maturity commensurate with the expected time frame to retire the asset. The Company considered the paragraphs 9 and A21 of SFAS 143. Paragraph 9 of SFAS 143 states:

...An entity, when using the expected cash flow technique, shall discount the estimated cash flows using a credit-adjusted risk-free rate. Thus, the effect of the entity’s credit standing is reflected in the discount rate rather than in the estimated cash flows.

Paragraph A21 provides additional guidance on how to determine a credit-adjusted risk-free interest rate as follows:

An entity shall discount estimates of future cash flows using an interest rate that equates to a risk-free interest rate adjusted for the effect of its credit standing (a credit-adjusted risk-free rate). The risk-free interest rate is the interest rate on monetary assets that are essentially risk free and that have maturity dates that coincide with the expected timing of the estimated cash flows required to satisfy the asset retirement obligation.........

In determining the credit-adjusted risk-free interest rate, the Company considered several factors including:

•	the interest rate environment at the time of adoption;

•	the general state of the economy;

•	the Company’s financial condition; and

•	existing Company financing arrangements including associated interest rates.

Taking these factors into consideration, on April 9, 2002 the Company consulted with its primary financial institution, Wells Fargo National Bank (“Wells Fargo”), and discussed potential financing arrangements that Wells Fargo would be willing to provide to the Company. Wells Fargo advised the Company that its borrowing rate for a fifteen year fixed-term obligation would range between 8.8% and 9.8%. Wells Fargo considered two pricing approaches in determining the applicable interest rate:

Approach #1 — Wells Fargo Internal Combined Cost of Funds Plus A Margin. At implementation, Wells Fargo’s internal cost of funds approximated 6.8% and the Company’s credit risk profile would require an interest rate margin of 250 to 300 basis points for a loan of this type. Applying the 250 to 300 basis point margin yielded an interest rate ranging between 9.3% and 9.8%.

Securities and Exchange Commission
October 31, 2006

Approach #2 – U.S. Treasury Instruments Plus Adjustment for Credit Risk. At the time of implementation, the yield on a fifteen-year Treasury Note was approximately 5.8%. Based upon the Company’s credit risk profile, Wells Fargo indicated it would require an interest rate margin to range between 300 to 400 basis points above the treasury note yield. Under this approach, the prevailing interest rate ranged from 8.8% to 9.8%.

After consideration of the above factors, the Company selected the credit-adjusted risk-free interest rate of 9.3%. This rate was equal to the minimum of the range set forth by Wells Fargo’s pricing Approach #1 and also represents the midpoint of the overall range of pricing Approach #2.

We believe that the credit-adjusted risk-free rate used is supported by the guidance of SFAS 143 paragraphs 9 and A21.

Credit-Adjusted Risk-Free Interest Rate Applied to Adjustments

To address the Staff’s question regarding what discount rate is used when the Company adjusts the timing of estimated cash flows upward or downward, the Company has developed a policy consistent with paragraph 15 of SFAS 143. SFAS 143, paragraph 15 states:

Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows shall be recognized as an increase or a decrease in (a) the carrying amount of the liability for an asset retirement obligation and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. If an entity cannot identify the prior period to which the downward revision relates, it may use a weighted-average credit-adjusted risk-free rate to discount the downward revision to estimated future cash flows....

As a result of this guidance in SFAS 143, the Company’s policy for such adjustments states the following:

•	For upward revisions to estimated cash flows required to retire the Company’s C/PC obligation, the Company treats these upward revisions as a new retirement obligation and applies its credit-adjusted risk-free rate at the time of the upward revision.

The credit-adjusted risk-free rate is determined on a similar basis as the one discussed above.

•	For downward revisions to estimated cash flows required to retire the Company’s C/PC obligation, the Company treats these downward adjustments as a revision of its previous estimate and applies the credit-adjusted risk-free rate used at the time the obligation was originally established.

The Company believes its policies are supported and consistent with paragraph 15 of SFAS 143.

Securities and Exchange Commission
October 31, 2006

For the year ended December 31, 2005, the Company increased the estimated costs for post-closure efforts at its non-operating site in Texas as a result of updated technical evaluations and related cost estimates, and the concurrence of state regulators with the Company’s plans going forward. Consistent with the Company’s policy, this upward adjustment was accounted for as a new obligation and a current credit-adjusted risk-free rate of 8.4% was obtained from Wells Fargo using a similar basis as the original credit-adjusted risk-free rate discussed above.

If you have any questions, please feel free to contact me at 208.331.8400. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jeffrey R. Feeler
Jeffrey R. Feeler
Vice President, Controller &
     Chief Accounting Officer

Cc:	Stephen A. Romano, President and Chief Executive Officer Stephen Leitzell, Dechert LLP Todd Van der Wel, Partner, Moss Adams LLP Todd Wall, Partner, Moss Adams LLP

October 31, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
1 Station Plans, N.E., Stop 7010
Washington, D.C. 20549

Attn: Tracey McKoy, Division of Corporation Finance

RE:	American Ecology Corporation Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 0-11688

Ladies and Gentlemen:

As requested in your letter dated October 11, 2006 in connection with the review of American Ecology Corporation’s Form 10-K for the year ended December 31, 2005, the Company acknowledges that:

1.	we are responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission;

2.	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 208.331.8400.

Sincerely,

AMERICAN ECOLOGY CORPORATION

/s/ Jeffrey R. Feeler
Jeffrey R. Feeler
Vice President, Controller and
     Chief Accounting Officer